Exhibit (a)(5)(B)

Keynote Systems, Inc.	777 Mariners Island Blvd	San Mateo, CA 94404
	Phone (650) 403-2400	fax (650) 403-5500

PRESS RELEASE

Contacts:

Public Relations Dan Berkowitz Keynote Systems, Inc. (650) 403-3305 dberkowitz@keynote.com	Investor Relations Erin Kasenchak Keynote Systems, Inc. (650) 403-3314 erin.kasenchak@keynote.com

Keynote Announces Commencement of Self Tender Offer

SAN MATEO, California — March 24, 2003 — Keynote Systems, Inc. (Nasdaq: KEYN), today announced that it had commenced an issuer tender offer for 7.5 million shares, or approximately 33.0%, of its outstanding common stock as of February 28, 2003, at a purchase price of $9.50 per share in cash. The offer will expire at 12:00 midnight, Eastern Time, on Friday, May 9, 2003, unless extended.

Keynote’s Board of Directors has approved the offer. However, neither Keynote nor its Board of Directors makes any recommendation to stockholders as to whether they should or should not tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Keynote’s directors and executive officers have advised Keynote that they do not intend to tender any shares in the offer.

The terms and conditions of the offer appear in Keynote’s Offer to Purchase and the related Letter of Transmittal. Copies of these and other related documents are being mailed to all holders of Keynote common stock. Stockholders are urged to read these carefully before making any decision with respect to the offer as these materials contain important information.

Under the terms of the offer, Keynote stockholders may sell all or a portion of the shares they own. Keynote intends to fund the offer with its available cash and short-term investments. As of December 31, 2003, Keynote had approximately $203.4 million in cash, cash equivalents and short-term investments. If more than 7.5 million shares are properly tendered and are not properly withdrawn, Keynote will purchase such properly tendered shares on a pro rata basis, as described in the Offer to Purchase.

PRESS RELEASE	Keynote Announces Commencement of Self Tender Offer	Page 2

Keynote’s offer is subject to the conditions described in the Offer to Purchase. Subject to the applicable law, in its sole discretion, Keynote may waive any condition applicable to the offer and may extend or otherwise amend the offer. The offer is not conditioned on any minimum number of shares of Keynote common stock being tendered.

MacKenzie Partners, Inc. is the Information Agent for the offer and American Stock Transfer & Trust Company is the Depositary. Questions related to the offer may be directed to the Information Agent at (800) 322-2885. Copies of the Offer to Purchase, the Letter of Transmittal and the related documents may be obtained for free from the Information Agent as well as at the website of the Securities and Exchange Commission at www.sec.gov.

About Keynote

Keynote Systems, Inc. (Nasdaq “KEYN”), The Internet Performance Authority®, is the global leader in Internet performance management and testing services that improve the quality of e-business. Keynote’s services enable corporate enterprises to benchmark, diagnose, test and manage their e-business systems both inside and outside the firewall. Approximately 2,300 corporate IT departments and 16,000 individual subscribers rely on the Company’s easy-to-use and cost-effective services to optimize revenue and reduce downtime costs without requiring additional complex and costly software implementations.

Keynote Systems, Inc. was founded in 1995 and is headquartered in San Mateo, California. The company can be reached at www.keynote.com or by phone in the U.S. at 650-403-2400.

Forward-Looking Statements

This press release contains forward-looking statements that are not purely historical regarding the Company or management’s intentions, hopes, beliefs, expectations and strategies for the future. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results could differ materially from the Company’s current expectations.

Forward-looking statements in this release include, but are not limited to, statements regarding Keynote’s expected completion of the offer. It is important to note that actual outcomes and Keynote’s actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as Keynote’s ability to develop and introduce new services in a timely manner, and customer acceptance of new services, the extent to which demand for Keynote’s benchmarking services fluctuates and the extent to which revenue from other service lines can continue to increase, the extent to which existing customers continue to renew their subscriptions and purchasing additional services, pricing pressure, competition, integration of acquired companies and Keynote’s ability to keep pace with changes in the Internet infrastructure as well as other technological changes. Readers should also refer to the risk factors outlined in Keynote’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for its fiscal year ended September 30, 2002, and its quarterly reports on Form 10-Q and current reports on Form 8-K filed during the fiscal year.

PRESS RELEASE	Keynote Announces Commencement of Self Tender Offer	Page 3

All forward-looking statements and reasons why results might differ included in this release are made as of the date of this press release, based on information available to Keynote as of the date of this press release, and Keynote assumes no obligation to update any such forward-looking statement or reasons why results might differ.

© 2003 Keynote Systems, Inc. Keynote and The Internet Performance Authority are registered trademarks of Keynote Systems, Inc.